1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

November 13, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2671

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2671 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Global Equity Factor ETF (“GLOF”)¸ iShares International Small-Cap Equity Factor ETF, and iShares U.S. Small-Cap Equity Factor ETF (each a “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 2, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the applicable Funds’ prospectuses unless otherwise defined in this letter. We understand that the comments apply to each Fund (unless context otherwise requires).

Comment 1:	Please provide to the Staff the Fund’s completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust has provided to the Staff the Fund’s completed fee table and cost example.

Comment 2:	If a Fund anticipates that its portfolio turnover will be 100% or more during the coming year, please add a portfolio turnover risk factor.

Response:	The Trust anticipates that portfolio turnover will be higher than 100% for each Fund and accordingly has added “High Portfolio Turnover Risk” to each Fund’s Prospectus.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

November 13, 2023

Comment 3:	For Funds that track underlying indexes that have significant exposure to emerging markets risks, please add disclosure to the extent that a Fund’s disclosure does not address the following:

“Limitations on the adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing.”

Response:	The Trust respectfully notes the following disclosure in each Fund’s Prospectus:

There is no assurance that the Index Provider or any agents that may act on its behalf will compile the Underlying Index accurately, or that the Underlying Index will be determined, composed or calculated accurately . . . BFA does not provide any warranty or guarantee against the Index Provider’s or any agent’s errors. Errors in respect of the quality, accuracy and completeness of the data used to compile the Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the indices are less commonly used as benchmarks by funds or managers.

In addition, GLOF, which includes companies from emerging markets, discloses in its Prospectus that:

In addition, there may be heightened risks associated with the adequacy and reliability of the information the Index Provider uses given the Fund’s exposure to emerging markets, as certain emerging markets may have less information available or less regulatory oversight.

*                          *                        *

Securities and Exchange Commission

November 13, 2023

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

DeCarlo McLaren

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jakob Edson